Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

13 APRIL 2021

Fitch revises outlook on Westpac Banking Corporation to stable

Westpac notes that Fitch Ratings (Fitch) has today revised the Outlook for Westpac Banking Corporation's Long Term Issuer Default Rating (IDR) to 'Stable', from 'Negative'.

The change in ratings outlook reflects Fitch's view of the improved economic prospects in Australia. Fitch has affirmed Westpac Banking Corporation's long-term issuer credit ratings at 'A+', and 'F1' for short term. Ratings on senior debt, subordinated debt and hybrid Tier 1 capital instruments issued by Westpac Banking Corporation also remain unchanged.

ENDS

For further information:

David Lording
Group Head of Media Relations
0419 683 411

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141